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Peggy Kim                                                                                                                           Via Edgar

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Dear Ms. Kim,

Re: 7 Days Group Holdings Limited
Amendment No.1 to Schedule 13E-3
Filed May 1, 2013
File No. 5-85261

On behalf of 7 Days Group Holdings Limited, a company organized under the laws of the Cayman Islands (“7 Days” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 9, 2013 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 5-85261 (the “Schedule 13E-3”) filed on May 1, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Amendment No. 1 to Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via EDGAR.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Keystone Lodging Holdings Limited, Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, Boquan He, Nanyan Zheng, Prototal Enterprises Limited, Fortune News International Limited, Keystone Asia Holdings Limited, Carlyle Asia Partners III, L.P., SCC Growth 2010-Peak Holdco, Ltd., Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P., Sequoia Capital China Growth 2010 Principals Fund, L.P., Happy Travel Limited, Actis LLP, Meng Ann Lim or J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

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Palo Alto	Partners			Registered Foreign Lawyers	Consultants
San Francisco	CHAN, Edmond	LAU, Harvey***	SEIB, Gary	CHEN, Lance (California)	ENO, Stephen R
Toronto	CHAN, Elsa SC	LEE, Christina	SIEKER, Steven	INGEN-HOUSZ, Clara (New York)	LEE, Angela WY
Washington, DC	CHAN, Pierre	LEE, Lawrence	SMITH, Christopher	JIA, Stanley (New York)
	CHAN, Rico WK	LEIGH, Nancy	SMITH, David	KIM, Winton (California)
* Associated Firm	CHENG, Barry WM	LEUNG, Simon***	TAM, Martin	LAUFFS, Andreas W (New York)
	CHENG, Milton	LIU, Isabella	TAN, Loke-Khoon	LEE, Won (New York)
	CHEUNG, Debbie F	LO, Jackie***	TAN, Paul	LIM, Eugene (Singapore)
	CHEUNG, Kwun Yee	LOCKHART, Andrew W	TAN, Poh Lee	PALMER, Scott (New York)
	CHEUNG, Yuk-Tong	LOO, Shih Yann	TANG, Cynthia**	SPIRES, Brian (Maryland)
	CHU, Rossana CM	MAN, Karen	TEH, Kareena	WEISMAN, Richard (Massachusetts, New York)
	FLEMING, David	NG, Allen	VAN DALE, Jennifer	WU, Howard (California)
	GAMVROS, Anna	NG, Jason	WAI, Dominic	ZEE, Winston KT (Washington, DC)
	HUNG, Sally	NGAI, Clement***	WUT, Tracy	ZHANG, Danian (Washington, DC)
	KENDALL, Susan	OLESNICKY, Michael A	YIU, Ricky* **
	KOO, Dorothea	POON, Anthony KS*	YU, Priscilla
	KWAN, James	LAU, Harvey***	SEIB, Gary

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

1

Schedule 13E-3

1.

We note your response to comment one in our letter dated April 23, 2013. Please revise the disclosure to describe any current or past relationship or affiliation with Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi and any of their interests in or benefits received in the going private transaction. Please also disclose their interests in net book value and net earnings on page 66 and their beneficial ownership information on page 125. Further, we note that these persons have provided a fairness determination as members of the consortium; please disclose the reasons for including their fairness determination when you do not consider them to be filing persons on the Schedule 13E-3.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 40, 66 and 125 of the Revised Proxy Statement. We respectfully advise the Staff that, other than disclosed under the section titled "Interest of the Buyer Group" on page 73 of the Revised Proxy Statement, Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi do not have any interests nor will they receive any benefits in the going private transaction that are different from the unaffiliated shareholders and unaffiliated ADS holders. We respectfully advise the Staff that the definition of the "Consortium" does not include the Rollover Shareholders and, thus, Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi did not provide a fairness determination with respect to the going private transaction. Please refer to page 3 of the Revised Proxy Statement.

2.

Please further advise as to the consideration given to whether Jaguar Investment Pte and Mr. Meng Ann Lim are engaged in the going private transaction and accordingly, should be filing persons on the Schedule 13E-3.

The Proxy Statement has been revised to add Mr. Meng Ann Lim as a filing person on the Schedule 13E-3 to reflect the Staff’s comment. Please refer to page 3 of the Revised Proxy Statement.

We respectfully advise the Staff that, after careful consideration of Rule 13e-3 and Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations ("Question and Answer 201.05"), we do not believe Jaguar Investment Pte Ltd ("Jaguar Investment") is required to be a filing person on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Question and Answer 201.05 explains that two issues may be raised with respect to the determination of “filing-person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. We note that under the Staff guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Report”), the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction.

Jaguar Investment acquired its 4.7% interest in Holdco from Mr. Boquan He as a true independent investor through an assignment and assumption agreement between Jaguar Investment and Mr. He. However, Jaguar Investment is not an affiliate of Mr. He or any of the other filing persons on the Schedule 13E-3 prior to or after the acquisition of the 4.7% interest in Holdco. Jaguar Investment will only indirectly hold less than 5% of the surviving company's outstanding equity securities, and will not have any representation on the Company's board of directors or senior management team, nor will it have the right to appoint any director or senior management personnel of the Company. Therefore, we respectfully advise the Staff that Jaguar is not an affiliate of the Company and hence is not a filing person on the Schedule 13E-3.

2

3.

We note your response to comment two in our letter dated April 23, 2013; however, we reissue our comment. Please file Exhibit A to the Interim Investors Agreement. In addition, please file and describe the terms of the Assignment and Assumption Agreement and the Amended and Restated Interim Investors Agreement and any exhibits.

The Amendment No. 1 to Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to Exhibits (d)-(7), (d)-(13) and (d)-(14) of the Amendment for Exhibit A to the Interim Investors Agreement, the Assignment and Assumption Agreement, and the Amended and Restated Interim Investors Agreement, respectively.

Special Factors, page 11

Background of the Merger, page 27

4.

We note your response to comment seven in our letter dated April 23, 2013. Please supplementally provide us with any written materials provided by Warburg Pincus, including any valuations, financial analysis or board presentation materials. We may have further comment. We note that Warburg’s financial analysis was received and considered by J.P. Morgan, the Special Committee and at least one director, Mr. Perlman, in negotiating the merger consideration, in determining the fairness of the consideration, and in deciding whether to approve the merger. In this regard, the requirements of Item 9 of Schedule 13E-3 are intended to ensure full disclosure concerning the material elements in the determination of the consideration to be offered in the Rule 13e-3 transaction. See SEC Release 34-14185 (November 17, 1977).

As requested by the Staff, we will separately deliver the written materials provided by Warburg Pincus (the "WP Materials") to the Staff for review. We respectfully request that the WP Materials to be returned to us upon completion of the Staff’s review pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended. We respectfully advise the Staff that we continue to believe that the WP Materials are not covered by Item 9 of Schedule 13E-3. We understand that whether a report, opinion or appraisal is materially related to a transaction will depend on the facts and circumstances of the transaction. We also understand that reports, opinions or appraisals do not necessarily need to be prepared in connection with the transaction to be materially related to the transaction and a company may hire multiple advisors in connection with a transaction, as a result of which, it is possible that multiple reports, opinions or appraisals will need to be described and filed as exhibits.

As you know, the WP Materials were not prepared by an independent, outside advisor to or by any outside party selected, retained or otherwise hired by the special committee or the board of directors, but rather were prepared and delivered to the special committee on an unsolicited basis by a shareholder whose representative on the board of directors had repeatedly expressed opposition to the proposed transaction and whose interests are not necessarily aligned with those of the unaffiliated public shareholders. It is not uncommon for objecting shareholders to voice their opposition to a particular transaction by sharing their views on valuations and alternatives with a target's board of directors. These analyses are often not prepared in connection with the determination of the fairness of the transaction, but rather with a goal of advancing the agenda of such shareholders. Although the special committee and its advisors reviewed and discussed the WP Materials,  the WP Materials were not material to the special committee in its negotiation of the merger consideration, determination of the fairness of the merger consideration or recommendation to approve the transaction.  Moreover, the financial analyses prepared by J.P. Morgan, which the special committee reviewed and discussed with representatives of J.P. Morgan, were the only valuation materials relied upon by the special committee in reaching its determination.  Although we are aware that the Staff generally takes a broad view as to which materials may be viewed as materially related to a Rule 13e-3 transaction (see, e.g. Charles L. Ephraim No-Action Letter (September 30, 1987)), we do not believe the rule was intended or should be read to apply to such materials prepared by a shareholder or a potential bidder unsolicited by, but somehow delivered to, the special committee or the board of directors of the Company. Indeed, such a reading of the rule could chill board discussions, impact fiduciary compliance matters and complicate company compliance requirements.

We also do not believe that Company shareholders expect to receive disclosures from the Company of materials of a single shareholder or that the Company should be forced to provide disclosures about materials that it did not request or influence. Interested parties may communicate their personal views of the transaction, in accordance with applicable laws. The Company's proxy statement should not become a forum for the shareholders of the Company to voice their individual views.

We respectfully advise the Staff that the WP Materials are not covered by Item 9 of Schedule 13E-3 because they are not materially related to the transaction.

3

The Company’s Net Book Value and Net Earnings, page 66

5.

Please revise footnote 2 to describe how the ownership percentages may change pursuant to the equity commitment letters.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 66 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Keystone Lodging Holdings Limited, Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, Boquan He, Nanyan Zheng, Prototal Enterprises Limited, Fortune News International Limited, Keystone Asia Holdings Limited, Carlyle Asia Partners III, L.P., SCC Growth 2010-Peak Holdco, Ltd., Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P., Sequoia Capital China Growth 2010 Principals Fund, L.P., Happy Travel Limited, Actis LLP and Meng Ann Lim.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2846 2457.

Yours sincerely,

Brian Spires Partner +852 2846 2457 Brian.Spires@bakermckenzie.com
Cc:

Haibing Wu, Chief Financial Officer

(7 Days Group Holdings Limited)

Kurt Berney

(O’Melveny & Myers LLP)

Timothy M. Gardner / Karen M. Yan

(Latham & Watkins LLP)

Peter Huang / Daniel Dusek

(Skadden, Arps, Slate, Meagher & Flom LLP)

4

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2013 with respect to the Schedule 13E-3, File No. 5-85261 (the “Schedule 13E-3”), filed on March 29, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7 Days Group Holdings Limited
By:	/s/ Haibing Wu
	Name:	Haibing Wu
	Title:	Chief Financial Officer

Keystone Lodging Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Company Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

5

Keystone Lodging Acquisition Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Boquan He

By:	/s/ Boquan He
	Name:	Boquan He

Nanyan Zheng

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng

Prototal Enterprises Limited

By:	/s/ Boquan He
	Name:	Boquan He
	Title:	Director

Fortune News International Limited

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Keystone Asia Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Carlyle Asia Partners III, L.P.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

6

SCC Growth 2010-Peak Holdco, Ltd.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Partners Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Principals Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Happy Travel Limited

By:	/s/ Rsk Hazareesing
	Name:	Rsk Hazareesing
	Title:	Director

Actis LLP

By:	/s/ Paul Owers
	Name:	Paul Owers
	Title:	Partner

Meng Ann Lim

By:	/s/ Meng Ann Lim
	Name:	Meng Ann Lim

7